UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month July 2016

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Distribution to Security Holders, dated July 28, 2016.	2

This Form 6-K is hereby incorporated by reference into Grifols, S.A.’s registration statement on Form F-3 (Registration Number 333-188074) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Gr'fo S, S.A. and Subs·d·a(es Condensed Consolidated Interim Financial Statements 30 June 2016 (Together with the Report of Independent Registered Public Accounting Finn)

KPMG Auditores S.L. Torre Realia Placa d'Europa, 41-43 08908 L'Hospitalet de Llobregat Barcelona Report of Independent Registered Public Accounting Firm The Board of Directors and Stockholders of Grifols, S.A. We have reviewed the accompanying condensed consolidated balance sheet of Grifols, S.A. and subsidiaries (the "Company") as of 30 June 2016, the related condensed consolidated statements of profit or loss and comprehensive income for each of the three-and six-month periods ended 30 June 2016 and 2015, and the related condensed consolidated statements of changes in equity, and cash flows for each of the six-month periods ended 30 June 2016 and 2015. These condensed consolidated interim financial statements are the responsibility of the Company's management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with lAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Grifols, S.A. and subsidiaries as of 31 December 2015, and the related consolidated statements of profit or loss, comprehensive income, changes in consolidated equity, and cash flows for the year then ended (not presented herein); and in our report dated 5 April 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of 31 December 2015, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived. KPMG Auditores, S.L. L . Barcelona, Spain 27 July 2016 KPMG Audltores S.L, 1limited litbility Sptnlsh company and 1member firm of the KPMG network of independent member firms 1ffiliated with KPMG International Cooperative f•KPMG lntem1tiOn11·1.1Swiss entity. Reg.Mer Modrid.T. 11.961, F.90.Sec. 8, H.M·188.007, lnscrip.9 N.lf.8·7851015:3

GRIFOLS, S.A.  and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements for the

three- and six-month period ended 30 June 2016

CONTENTS

•                              Condensed Consolidated Interim Financial Statements

•                  Balance Sheet

•                  Statement of Profit or Loss

•                  Statement of Comprehensive Income

•                  Statement of Cash Flows

•                  Statement of Changes in Equity

•                              Notes to Condensed Consolidated Interim Financial Statements

(1)       General Information

(2)       Basis of Presentation and Accounting Principles Applied

(3)       Changes in the composition of the Group

(4)       Financial Risk Management Policy

(5)       Segment Reporting

(6)       Goodwill

(7)       Other Intangible Assets and Property, Plant and Equipment

(8)       Non-Current Financial Assets

(9)       Trade and Other Receivables

(10)     Equity

(11)     Financial Liabilities

(12)     Expenses by Nature

(13)     Finance Result

(14)     Taxation

(15)     Discontinued Operations

(16)     Contingencies

(17)     Financial Instruments

(18)     Related Parties

I

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 June 2016 and 31 December 2015

(Expressed in thousands of Euros)

Assets	30/06/2016	31/12/2015
	(unaudited)
Non-current assets
Goodwill (note 6)	3,464,745	3,532,359
Other intangible assets (note 7)	1,139,126	1,161,572
Property, plant and equipment (note 7)	1,659,780	1,644,402
Investments in equity accounted investees (note 3)	202,412	76,728
Non-current financial assets (note 8)	87,045	30,388
Deferred tax assets	65,831	66,794
Total non-current assets	6,618,939	6,512,243

Current assets
Inventories	1,530,867	1,431,391
Trade and other receivables
Trade receivables (note 9)	434,569	362,406
Other receivables (note 9)	62,519	60,520
Current tax assets	57,794	60,270
Trade and other receivables	554,882	483,196
Other current financial assets	1,983	1,294
Other current assets	25,968	31,091
Cash and cash equivalents	807,019	1,142,500
Total current assets	2,920,719	3,089,472

Total assets	9,539,658	9,601,715

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as of 30 June 2016 and 31 December 2015

(Expressed in thousands of Euros)

Equity and liabilities	30/06/2016	31/12/2015
	(unaudited)
Equity
Share capital (note 10)	119,604	119,604
Share premium (note 10)	910,728	910,728
Reserves (note 10)	1,696,359	1,371,061
Treasury stock (note 10)	(62,025)	(58,575)
Interim dividend	—	(119,615)
Profit attributable to the Parent	264,443	532,145
Total	2,929,109	2,755,348
Cash flow hedges	—	3,329
Other comprehensive Income	(364)	3,035
Translation differences	479,458	534,491
Other comprehensive income	479,094	540,855
Equity attributable to the Parent	3,408,203	3,296,203
Non-controlling interests	4,148	5,187
Total equity	3,412,351	3,301,390
Liabilities
Non-current liabilities
Grants	12,623	13,120
Provisions	4,944	4,980
Non-current financial liabilities (note 11)	4,512,783	4,597,654
Deferred tax liabilities	621,766	631,565
Total non-current liabilities	5,152,116	5,247,319
Current liabilities
Provisions	117,128	123,049
Current financial liabilities (note 11)	215,146	262,497
Debts with associates	—	443
Trade and other payables
Suppliers	400,542	409,986
Other payables	98,713	106,171
Current income tax liabilities	32,701	16,196
Total trade and other payables	531,956	532,353
Other current liabilities	110,961	134,664
Total current liabilities	975,191	1,053,006
Total liabilities	6,127,307	6,300,325
Total equity and liabilities	9,539,658	9,601,715

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Profit or Loss

for each of the three- and six-month periods ended 30 June 2016 and 2015

(Expressed in thousands of Euros)

	Six-Months Ended		Three-Months Ended
	30/06/2016	30/06/2015	30/06/2016	30/06/2015
	(unaudited)		(unaudited)
Continuing Operations
Net revenue (note 5)	1,951,645	1,900,565	992,712	992,181
Cost of sales	(1,009,801)	(973,749)	(525,047)	(516,467)
Gross Margin	941,844	926,816	467,665	475,714
Research and Development	(97,348)	(103,936)	(49,683)	(53,020)
Sales, General and Administration expenses	(391,826)	(352,192)	(196,765)	(188,367)
Operating Expenses	(489,174)	(456,128)	(246,448)	(241,387)
Operating Results	452,670	470,688	221,217	234,327
Finance income	3,924	3,063	2,010	1,661
Finance costs	(124,071)	(119,340)	(60,841)	(58,575)
Change in fair value of financial instruments	(7,426)	(11,860)	(2,870)	(6,004)
Exchange differences	3,409	(7,085)	6,103	1,942

Finance Result (note 13)	(124,164)	(135,222)	(55,598)	(60,976)

Share of income/(losses) of equity accounted investees (note 3)	16,706	(1,383)	15,355	(1,068)

Profit before income tax from continuing operations	345,212	334,083	180,974	172,283
Income tax expense (note 14)	(81,125)	(73,498)	(41,708)	(39,520)
Profit after income tax from continuing operations	264,087	260,585	139,266	132,763
Consolidated profit for the period	264,087	260,585	139,266	132,763
Profit attributable to the Parent	264,443	261,505	139,198	133,015
(Profit)/Loss attributable to non-controlling interest	(356)	(920)	68	(252)
Basic earnings per share (Euros)	0,39	0,38	0,20	0,19
Diluted earnings per share (Euros)	0,39	0,38	0,20	0,19

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

for each of the three- and six-month periods ended 30 June 2016 and 2015

(Expressed in thousands of Euros)

	Six-Months Ended		Three-Months Ended
	30/06/2016	30/06/2015	30/06/2016	30/06/2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Consolidated profit for the period	264,087	260,585	139,265	132,763

Items for reclassification to profit or loss
Translation differences	(57,093)	224,805	76,764	112,412
Translation differences / Cash Flow Hedge	(6,809)	—	(6,809)	—
Equity accounted investees / Translation differences	1,965	1,420	3,926	1,810
Cash flow hedges - effective part of changes in fair value	14,682	29,528	5,912	(20,621)
Cash flow hedges - others	(181)	—	(181)	—
Cash flow hedges - amounts taken to profit or loss	(7,426)	(12,660)	(2,870)	9,548
Other comprehensive income	(4,532)	(321)	—	—
Tax effect	(2,462)	(2,923)	(1,706)	1,889

Other comprehensive income for the period, after tax	(61,856)	239,849	75,036	105,038

Total comprehensive income for the period	202,231	500,434	214,301	237,801

Total comprehensive income attributable to the Parent	202,682	501,474	214,403	237,327
Total comprehensive loss attributable to non-controlling interests	(451)	(1,040)	(102)	474

Total comprehensive income for the period	202,231	500,434	214,301	237,801

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for each of the six-month periods ended 30 June 2016 and 2015

(Expressed in thousands of Euros)

	30/06/2016	30/06/2015
	(unaudited)
Cash flows from operating activities

Profit before tax	345,212	334,083
Adjustments for:	203,443	213,098
Amortisation and depreciation	100,915	90,132
Other adjustments:	102,528	122,966
(Profit)/Losses on equity accounted investments	(16,706)	1,383
Impairment of Assets and net provision changes	(605)	(5,749)
Loss / (profit) on disposal of fixed assets	818	1,207
Government grants taken to income	(795)	805
Finance cost / (income)	123,688	123,934
Other adjustments	(3,872)	1,386
Changes operating assets and liabilities	(231,547)	(149,108)
Change in inventories	(124,548)	(56,578)
Change in trade and other receivables	(87,584)	50,944
Change in current financial assets and other current assets	4,636	(115)
Change in current trade and other payables	(24,051)	(143,359)
Other cash flows used in operating activities	(150,249)	(140,929)
Interest paid	(90,300)	(85,264)
Interest recovered	4,006	2,299
Income tax paid	(63,955)	(57,964)

Net cash from operating activities	166,859	257,144

Cash flows from investing activities

Payments for investments	(322,001)	(498,576)
Group companies and business units	(188,065)	(58,040)
Property, plant and equipment and intangible assets	(125,905)	(430,820)
Property, plant and equipment	(105,552)	(402,107)
Intangible assets	(20,353)	(28,713)
Other financial assets	(8,031)	(9,716)
Proceeds from the sale of property, plant and equipment	1,754	14,054

Net cash used in investing activities	(320,247)	(484,522)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(5,131)	12,695
Acquisition of treasury stock	(5,131)	(58,457)
Disposal of treasury stock	—	71,152
Proceeds from and payments for financial liability intruments	(41,701)	(41,985)
Issue	78,363	76,810
Redemption and repayment	(120,064)	(118,795)
Dividends and interest on other equity instruments paid	(93,243)	(102,157)
Dividends paid	(93,243)	(102,157)
Other cash flows from financing activities	(21,943)	(15,835)
Costs of financial instruments issued	—	—
Other payments from financing activities	(21,943)	(15,835)
Net cash used in financing activities	(162,018)	(147,282)
Effect of exchange rate fluctuations on cash and cash equivalents	(20,075)	84,248
Net decrease in cash and cash equivalents	(335,481)	(290,412)
Cash and cash equivalents at beginning of the period	1,142,500	1,079,146
Cash and cash equivalents at end of period	807,019	788,734

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

for each of the six-month periods ended 30 June 2016 and 2015

(Expressed in thousands of Euros)

	Attributable to equity holders of the Parent
				Profit attributable			Accumulated other comprehensive income			Equity attributable
	Share capital	Share premium	Reserves	to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Cash flow hedges	to Parent	Non-controlling interests	Equity

Balances at 31 December 2014	119,604	910,728	1,088,337	470,253	(85,944)	(69,252)	240,614	(406)	(15,811)	2,658,123	4,765	2,662,888

Translation differences	—	—	—	—	—	—	226,345	—	—	226,345	(120)	226,225
Cash flow hedges	—	—	—	—	—	—	—	—	13,945	13,945	—	13,945
Other Comprehensive income	—	—	—	—	—	—	—	(321)	—	(321)	—	(321)
Other comprehensive income for the period	0	0	0	0	0	0	226,345	(321)	13,945	239,969	(120)	239,849
Profit/(loss) for the period	—	—	—	261,505	—	—	—	—	—	261,505	(920)	260,585
Total comprehensive income for the period	0	0	0	261,505	0	0	226,345	(321)	13,945	501,474	(1,040)	500,434
Net change in treasury stock	—	—	2,018	—	—	10,677	—	—	—	12,695	—	12,695
Other changes	—	—	16	—	—	—	—	—	—	16	9	25
Distribution of 2014 profit
Reserves	—	—	368,096	(368,096)	—	—	—	—	—	0	—	0
Dividends	—	—	—	(102,157)	—	—	—	—	—	(102,157)	—	(102,157)
Interim dividend	—	—	(85,944)	—	85,944	—	—	—	—	0	—	0
Operations with equity holders or owners	0	0	284,186	(470,253)	85,944	10,677	0	0	0	(89,446)	9	(89,437)
Balances at 30 June 2015 (unaudited)	119,604	910,728	1,372,523	261,505	0	(58,575)	466,959	(727)	(1,866)	3,070,151	3,734	3,073,885

Balances at 31 December 2015	119,604	910,728	1,371,061	532,145	(119,615)	(58,575)	534,491	3,035	3,329	3,296,203	5,187	3,301,390
Translation differences	—	—	—	—	—	—	(55,033)	—	—	(55,033)	(95)	(55,128)
Cash flow hedges	—	—	—	—	—	—	—	—	(3,329)	(3,329)	—	(3,329)
Other Comprehensive income	—	—	—	—	—	—	—	(3,399)	—	(3,399)	—	(3,399)
Other comprehensive income for the period	0	0	0	0	0	0	(55,033)	(3,399)	(3,329)	(61,761)	(95)	(61,856)
Profit/(loss) for the period	—	—	—	264,443	—	—	—	—	—	264,443	(356)	264,087
Total comprehensive income for the period	0	0	0	264,443	0	0	(55,033)	(3,399)	(3,329)	202,682	(451)	202,231
Net change in treasury stock	—	—	(232)	—	—	(3,450)	—	—	—	(3,682)	—	(3,682)
Acquisition of non-controlling interests	—	—	(570)	—	—	—	—	—	—	(570)	(588)	(1,158)
Other changes	—	—	6,813	—	—	—	—	—	—	6,813	—	6,813
Distribution of 2015 profit				—	—	—	—	—	—		—
Reserves	—	—	412,530	(412,530)	—	—	—	—	—	0	—	0
Dividends	—	—	(93,243)	—	—	—	—	—	—	(93,243)	—	(93,243)
Interim dividend	—	—	—	(119,615)	119,615	—	—	—	—	0	—	0
Operations with equity holders or owners	0	0	325,298	(532,145)	119,615	(3,450)	0	0	0	(90,682)	(588)	(91,270)
Balances at 30 June 2016 (unaudited)	119,604	910,728	1,696,359	264,443	0	(62,025)	479,458	(364)	0	3,408,203	4,148	3,412,351

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

(1)         General Information

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. It’s registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries.

All the Company’s shares are listed in the Barcelona, Madrid, Valencia, and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market).

Grifols, S.A. is the parent company of the Group (hereinafter the Group or Grifols) which acts on an integrated basis under a common management and whose main activity is the procurement, manufacture, preparation, and sale of therapeutic products, particularly haemoderivatives.

The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California, USA), Clayton (North Carolina, USA) and Emeryville (San Francisco, USA).

(2)         Basis of Presentation and Accounting Principles Applied

These condensed consolidated interim financial statements for the three- and six-month period ended 30 June 2016 have been prepared under International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB), and in particular in accordance with IAS 34 Interim Financial Reporting, which for Grifols Group purposes, are identical to the standards as endorsed by the European Union (IFRS-EU). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2015.

The Board of Directors of Grifols, S.A. authorised these condensed consolidated interim financial statements for issue at their meeting held on 22 July 2016.

Amounts contained in these condensed consolidated interim financial statements are expressed in thousands of Euros.

The condensed consolidated interim financial statements of Grifols for the three- and six-month period ended 30 June 2016 have been prepared based on the accounting records maintained by Grifols and subsidiaries.

Accounting principles and basis of consolidation applied

Except as noted below, the accounting principles and basis of consolidation applied in the preparation of these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2015.

In addition, in 2016 the following standards issued by the IASB and the IFRS Interpretations Committee, and adopted by the European Union for its application in Europe have become effective and, accordingly, have been taken into account for the preparation of these condensed consolidated interim financial statements:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

The application of these standards has not had a significant impact on the condensed consolidated interim financial statements.

At the date of presentation of these condensed consolidated interim financial statements, the following IFRS standards, amendments and IFRIC interpretations have been issued by the IASB but their application is not mandatory:

The Group has not applied any of the standards or interpretations issued prior to their effective date.

At the date of issue of these condensed consolidated interim financial statements, the Group is analyzing the impact of the application of the above standards or interpretations published by the International Accounting Standards Board (IASB).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

Responsibility regarding information, estimates, and relevant judgments in the application of accounting policies

The information contained in these condensed consolidated interim financial statements for the three- and six-month period ended 30 June 2016 is the responsibility of the Directors of the Company. The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgements used to apply accounting policies which have the most significant effect on the accounts recognised in these condensed consolidated interim financial statements.

•                      The assumptions used for calculation of the fair value of financial instruments, in particular, financial derivatives. Financial derivatives are measured based on observable market data (level 2 of fair value hierarchy) (see note 17). Regarding the valuation of derivative instruments, the selection of the appropriate data within the alternatives requires the use of judgement in qualitative factors such as, which methodology and valuation models are used, and in quantitative factors, data required to be included within the chosen models. The Senior Unsecured Notes and senior secured debt are valued at their quoted price in active markets (level 1 in the fair value hierarchy).

•                      The assumptions used to test non-current assets and goodwill for impairment. Relevant cash generating units are tested annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. To the extent considered a reasonably possible change in key assumptions could result in an impairment of goodwill, a sensitivity analysis has been disclosed in note 7 of the consolidated financial statements as at and for the year ended 31 December 2015 to show the effect of changes to these assumptions and the effect of the cash generating unit (CGU) on the recoverable amount.

•                      Useful lives of property, plant and equipment and intangible assets. The estimated useful lives of each category of property, plant and equipment and intangible assets are set out in notes 4(g) and 4(h) of the consolidated financial statements as at and for the year ended 31 December 2015. Although estimates are calculated by the Company’s management based on the best information available at the reporting date, future events may require changes to these estimates in subsequent years. Given the large number of individual items of property, plant and equipment it is not considered likely that a reasonably possible change in the assumptions would lead to a material adverse effect. Potential changes to the useful lives of intangible assets are mainly related to the currently marketed products and the useful lives will depend on the life cycle of the same. No significant changes to useful lives are expected. Adjustments made in subsequent years are recognised prospectively.

•                      Evaluation of the effectiveness of hedging derivatives. The key assumption relates to the measurement of the effectiveness of the hedge. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and, in subsequent years, in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis) (see note 17).

•                      Evaluation of the nature of leases (operating or finance). The Group analyses the conditions of the lease contracts at their inception in order to conclude if the risks and rewards have been transferred. If the lease contract is renewed or amended the Group conducts a new evaluation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

•                      Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to business combinations.

•                      Evaluation of the capitalisation of development costs. The key assumption is related to the estimation of sufficient future economic benefits of the projects.

•                      Evaluation of provisions and contingencies. Key assumptions relate to the evaluation of the likelihood of an outflow of resources due to a past event, as well as to the evaluation of the best estimate of the likely outcome. These estimates take into account the specific circumstances of each dispute and relevant external advice and therefore are inherently subjective and could change substantially over time as new facts arise and each dispute progresses. Details of the status of various uncertainties involved in significant unresolved disputes are set out in note 16.

•                      Evaluation of the recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain. The key assumption is the estimation of the amounts expected to be collected from these public entities.

•                      Evaluation of the recoverability of tax credits, including tax loss carryforwards and rights for deductions. Deferred tax assets are recognized to the extent that future taxable profits will be available against which the temporary differences can be utilized, based on management’s assumptions relating to the amount and timing of future taxable profits.

No changes have been made to prior year judgements relating to existing uncertainties.

The Group is also exposed to interest rate and currency risks.

Grifols’ management does not consider that there are any assumptions or causes for uncertainty in the estimates which could imply a significant risk of material adjustments arising in the next financial year.

The estimates and relevant judgments used in the preparation of these condensed consolidated interim financial statements do not significantly differ from those applied in the preparation of the consolidated financial statements as at and for the year ended 31 December 2015.

Seasonality of transactions during this period

Given the nature of the activities conducted by the Group, there are no factors that determine any significant seasonality in the Group’s operations that could affect the interpretation of these condensed consolidated interim financial statements for the three- and six-month period ended 30 June 2016 in comparison with the financial statements for a full fiscal year.

Relative importance

When determining the information to be disclosed in these Notes, in accordance with IAS 34, the relative importance in relation to these condensed consolidated interim financial statements has been taken into account.

(3)         Changes in the composition of the Group

For the preparation of its condensed consolidated interim financial statements, the Group has included its investments in all subsidiaries, associates and joint ventures. Appendix I of the consolidated financial statements as at 31 December 2015 lists the subsidiaries, associates and joint ventures in which Grifols, S.A. holds a direct or indirect stake and that were included in the scope of consolidation at that date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

The main changes in the scope of consolidation during the interim period ended 30 June 2016 are detailed below:

•                  On 17 May 2016 Grifols has subscribed and paid a capital increase in the amount of US Dollars 50 million (Euros 44,107 thousand) in the US company Singulex, Inc. (Singulex). As a result, Grifols holds a 20% common stock interest in Singulex on a fully diluted basis at a pre-money valuation of US Dollars 200 million. Grifols will be entitled to appoint a director to serve the board of directors of Singulex. As a result, Singulex has granted Grifols an exclusive worldwide license for the use and sale of Singulex’ technology for the blood donor and plasma screening to further ensure the safety of blood and plasma products. At the date of publication of these Condensed Consolidated Interim Financial Statements, the fair value of the assets, liabilities and contingent liabilities acquired has not been determined. The acquisition of Singulex is accounted for as an “Investment in equity accounted investees”.

•                  On 11 May 2016 Grifols has acquired a 49.19% stake in Interstate Blood Bank, Inc., a 48.97% of Bio-Blood Components Inc and a 48.9% of Plasma Biological Services, LLC. (IBBI Group), Groupbased in Memphis, USA, for the price of US Dollars 100 million (Euros 88,125 thousand). GWWO has also entered into an option agreement to purchase the remaining stakes for the price of US Dollars 100 million for an option price of US Dollars 10 million (Euros 9,007 thousand) (see note 8). The purchase price and the option right has been paid at the signature of the contract. The principal business activity of IBBI and its affiliates is the collection of plasma for the plasma fractionation industry, with 23 plasma collection centers, 8 blood donation centers and one laboratory. At the date of publication of these Condensed Consolidated Interim Financial Statements, the fair value of the assets, liabilities and contingent liabilities has not been determined. The acquisition of IBBI is accounted for as an “Investment in equity accounted investees”.

•                  On 3 March, 2016 the Group announced the acquisition of a further 32.93% stake in Progenika for Euros 25 million following the exercise of call and put options agreed in February 2013. As a result, Grifols owns 89.08% of Progenika’s share capital at 30 June 2016. Grifols has paid 50% of this investment in Grifols B shares (876,777 shares) and the remaining 50% in cash. The Group granted to the selling shareholders the option to resell the Class B shares during the first five days following the acquisition date.

•             In January 2016, Grifols acquired 30% of the equity of AlbaJuna Therapeutics, S.L. for Euros 3.75 million in the form of cash payment to finance the development and production of therapeutic antibodies against HIV. The initial investment will be increased upon achievements of agreed development milestones through two payments for a total amount of Euros 7.25 million.

AlbaJuna Therapeutics is a spin-off from the AIDS Investigation Institute IrsiCaixa, jointly driven by Obra Social “la Caixa” and the Health Department of the Generalitat de Catalunya. It was founded to promote the preclinical and clinical development of monoclonal antibodies that both neutralize the HIV action in the human body and increase the activity of natural killer cells, which are responsible for the destruction of infected cells.

•             The Group directors concluded that the significant influence over its TiGenix investment has ceased. The facts that lead to that conclusion are the resignation of its preferred rights to distribute the main drug under investigation by TiGenix and the fact that Grifols Group has no longer appointed board members and do not expect to have any. Additionally it has been considered the fact that the time needed for exercising its right of appointment of one board director is too long as to allow Grifols to participate in the board decisions in due time.

As a consequence the investment in TiGenix has been reclassified to Available for Sale Financial Assets. The effect of this reclassification resulted in a revaluation of the investment at fair value and the related gain amounting to Euros 24 million has been accounted for in Share of

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

income/losses of equity accounted investees of the profit or loss account. The fair value has been determined based on the stock price of TiGenix as of 30 June 2016.

(4)         Financial Risk Management Policy

At 30 June 2016 the Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements for the year ended 31 December 2015.

(5)         Segment Reporting

The distribution by business segments of the Group’s net revenues and consolidated income for the three- and six-month periods ended 30 June 2016 and 30 June 2015 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

(6)         Goodwill

Details and movement in goodwill during the six-month period ended 30 June 2016 is as follows:

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies arose on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

Due to the acquisition of Novartis’ Diagnostic business unit in 2014, the Group decided to group Araclon, Progenika and Australia into a single CGU for the Diagnostic business since the acquisition will support not only the vertically integrated business but also cross-selling opportunities. In addition, for management purposes, the Group’s management is focused on the business more than geographical areas or individual companies.

At 30 June 2016, the Group has not identified any triggering event that would make it necessary to perform the impairment test of the respective CGU’s for this interim period.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

(7)         Other Intangible Assets and Property, Plant, and Equipment

Movement of Other Intangible Assets and Property, Plant and Equipment during the six-month period ended 30 June 2016 is as follows:

At 30 June 2016 there are no indications that these assets have been impaired beyond recognized impairment.

Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognised comprise the rights on the Gamunex product, its commercialisation and distribution license, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognised at fair value at the acquisition date of Progenika and classified as currently marketed products.

The cost and accumulated amortisation of currently marketed products acquired from Talecris and Progenika at 30 June 2016 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex)  and is amortised on a straight-line basis.

At 30 June 2016 the residual useful life of currently marketed products from Talecris is 24 years and 11 months (25 years and 11 months at 30 June 2015).

The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortised on a straight-line basis.

At 30 June 2016 the residual useful life of currently marketed products from Progenika is 6 years and 8 months (7 years and 8 months at 30 June 2015).

(8)         Non-Current Financial Assets

(a)        Non-current loans

On April 22, 2016, our subsidiary, Grifols Worldwide Operations Limited, subscribed US Dollars 19,950 thousand (Euros 17,997 thousand) aggregate principal amount of 9% convertible bonds due 2021 issued by Aradigm. The Group indirectly owns 35.13% of the common stock of Aradigm. Interest on the convertible bonds is payable on May 1 and November 1 of each year. As of the date of these condensed consolidated interim financial statements, Aradigm had not paid us any amount of interest on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of Aradigm. At the date of this condensed

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

consolidates interim financial statements, the conversion rate is 191.9386 shares of Aradigm common stock per US Dollar 1,000 principal amount of convertible bonds.

Aradigm intends to use the net proceeds from the offering to fund the current clinical development and regulatory submission for licensure of Pulmaquin and for general corporate purposes.

On March 6, 2015, our subsidiary, Grifols Worldwide Operations Limited, subscribed Euros 25 million aggregate principal amount of 9% convertible bonds due 2018 issued by TiGenix. The Group indirectly owns 16.90% of the common stock of TiGenix. Interest on the convertible bonds is payable on September 6 and March 6 of each year. During the six-month period ended 30 June 2016, TiGenix has paid us an amount of Euros 1,125 thousand of interests on the convertible bonds.

During the periods or upon the events described in the indenture governing the convertible bonds, the convertible bonds are convertible into common stock of TiGenix. As of the date of these condensed consolidated interim financial statements, the conversion rate was 107,956.385 shares of TiGenix common stock per Euros 100,000 principal amount of convertible bonds.

(b)        Non-current derivatives

On May 11, 2016 the Group has paid an aggregate amount equal to US Dollars 10 million in respect of the call right for the Interstate Blood Bank, Inc. shares, Bio-Blood Components, Inc. shares and Plasma Biological Services, LLC. units that are not owned by the Group. The call right can be exercised by the Group by delivering written notice of its intention at any time on or after February 1, 2019 and on or before April 30, 2019 (see notes 3 and 17).

(9)         Trade and Other Receivables

At 30 June 2016, certain companies of the Grifols group had signed sales agreements for credit rights without recourse with certain financial institutions.

The total sum of credit rights sold without recourse, for which ownership was transferred to financial entities pursuant to the aforementioned agreements, amounts to Euros 434,507 thousand for the six-month period ended at 30 June 2016 (Euros 292,052 thousand for the six-month period ended 30 June 2015  and Euros 786,818 thousand for the year ended 31 December 2015).

The deferred collection equivalent to the amount pending to be received from a financial entity is presented in the balance sheet under “Other receivables” for an amount of Euros 3,506 thousand as at 30 June 2016 (Euros 4,520 thousand as at 31 December 2015) which does not differ significantly from their fair value and is also the amount of the maximum exposure to loss.

The finance cost of credit rights sold amounts to Euros 2,765 thousand for the six-month period ended 30 June 2016 (Euros 2,676 thousand for the six-month period ended 30 June 2015 ) (see note 13).

The recoverability of receivables from public entities in countries facing liquidity problems, specifically in Italy, Greece, Portugal and Spain, has not significantly changed compared to 31 December 2015.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

(10)  Equity

Details of consolidated equity and changes are shown in the condensed consolidated statement of changes in equity, which forms part of the condensed consolidated interim financial statements.

(a)        Share Capital and Share Premium

On 4 January 2016 the Company’s new shares resulting from the share split ruling on 3 December 2015 by the Company’s board of directors (relevant event nº 231793) started to be traded in accordance with the delegation of authorities by the shareholders at the general shareholders’ meeting held on 29 May 2015. This share split entails that the nominal value of the new Class A shares will be Euro 0.25 per share (previously Euro 0.50 per share), whilst the nominal value of the new Class B shares will be Euro 0.05 per share (previously Euro 0.10 per share).

At 30 June 2016 the Company’s share capital was represented by 426,129,798 Class A shares and 261,425,110 Class B shares.

(b)        Reserves

The availability of the reserves for distribution is subject to legislation applicable to each of the Group companies. At 30 June 2016, Euros 37,993 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 42,762 thousand at 31 December 2015) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 30 June 2016 and 31 December 2015 the legal reserve of the Company amounts to Euros 23,921 thousand.

(c)         Treasury Stock

At 30 June 2016 and 31 December 2015 the company does not have Class A treasury stock.

Movement in Class A treasury stock during the six-month period ended 30 June 2015 is as follows:

Movement in Class B treasury stock during the six-month period ended 30 June 2016 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

In March 2016 the company delivered 876,777 treasury stocks (Class B Shares) to the Progenika´s non-controlling interests in exchange of the 16.465% acquired to them (see note 3).

Acquisitions Class B shares include the purchase of the Class B shares from the vendor shareholders of Progenika for which Grifols exercised the cash option for an amount of Euros 11,035 thousand. This amount has been considered as cash used in investing activities in the statement of cash flows.

Movement in Class B treasury stock during the six-month period ended 30 June 2015 is as follows:

(d)        Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be allocated as agreed by respective shareholders at their general meetings and the proposed allocation of the profit for the year ended 31 December 2015 is presented in the consolidated statements of changes in equity.

The dividends paid during the six-month period ended 30 June 2016 is as follows:

The dividends paid during the six-month period ended 30 June 2015 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

(e)         Restricted Share Unit Compensation

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU) for certain employees (see note 16). This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 6,849 thousand, net of tax.

(11)       Financial Liabilities

The detail of non-current financial liabilities at 30 June 2016 and 31 December 2015 is as follows:

On 17 March 2014 the Group concluded the refinancing process of its debt. The total debt refinanced amounts to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’ entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million long-term loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

On 28 October 2015 the Group received an additional loan from the European Investment Bank up to Euros 100 million at a fixed interest rate for a tenor of ten years with a grace period of two years. The loan will be used to support some investments in R&D which are mainly focused on searching new applications for plasmatic proteins.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

(a)                                Senior Unsecured Notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million Senior Unsecured Notes (the Notes) that will mature in 2022 and will bear annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes have been admitted to listing in the Irish Stock Exchange.

Unamortised financing costs from the Senior Unsecured Notes amount to Euros 123 million at 30 June 2016 and Euros 137 million at 31 December 2015.

The total principal plus interest of the Senior Unsecured Notes to be paid is detailed as follows:

The activity of Senior Unsecured Notes and promissory notes principal amounts, without considering unamortised financing costs, at 30 June 2016 and 30 June 2015 are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

(b)                                Loans and borrowings

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A  (TLA), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020 and a Term Loan B (TLB) that amounts to US Dollars 3,250  million and Euros 400 million with a 3.00% margin over Libor and Euribor respectively and maturity in 2021. Furthermore, the embedded floor included in the former senior debt was terminated.

Unamortised financing costs from the senior secured debt amount to Euros 167 million at 30 June 2016 and Euros 190 million at 31 December 2015.

The terms and conditions of the senior secured debt are as follows:

•                              Tranche A: Senior Debt Loan repayable in six years

•                  US Tranche A :

•                              Original Principal Amount of US Dollars 700 million.

•                              Applicable margin of 250 basis points (bp) linked to US Libor 1 month.

•                              No floor over US Libor.

The detail of the Tranche A by maturity as at 30 June 2016 is as follows:

•             Tranche B: seven year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B :

•                              Original Principal Amount of US Dollars 3,250 million.

•                              Applicable margin of 300 basis points (bp) linked to US Libor 1 month

•                              No floor over US Libor.

•                  Tranche B in Euros:

•                              Original Principal Amount of Euros 400 million.

•                              Applicable margin of 300 basis points (bp) linked to Euribor 1 month.

•                              No floor over Euribor

The detail of the Tranche B by maturity as at 30 June 2016 is as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

•                                        US Dollar 300 Million committed credit revolving facility: Amount maturing on 27 February 2019. At 30 June 2016 no amount has been drawn down on this facility.

The total principal plus interest of the Tranche A & B Senior Loan is detailed as follows:

The issue of senior unsecured notes and senior secured debt is subject to compliance with the leverage ratio covenant. At 30 June 2016 the Group complies with this covenant.

Both the Senior Term Loans and the Revolving Loans are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A. that together with Grifols, S.A. represent, in the aggregate, at least 80% of the consolidated assets and consolidated EBITDA of Grifols, S.A. and its subsidiaries.

The Notes have been issued by Grifols Worldwide Operations Limited and are guaranteed on a senior unsecured basis by Grifols, S.A. and the subsidiaries of Grifols, S.A. that are guarantors and co-borrower under the New Credit Facilities. Guarantors are Grifols, S.A., Biomat USA, Inc., Grifols Biologicals Inc., Grifols Shared Services North America, Inc., Grifols Diagnostic Solutions Inc., Grifols Therapeutics, Inc., Instituto Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

(12)       Expenses by Nature

Details of wages and other employee benefits expenses by function are as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

Details of amortisation and depreciation expenses by function are as follows:

(13)                          Finance Result

Details are as follows:

(14)                          Taxation

Income tax expense is recognised based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. The Group’s consolidated effective tax rate has increased from 22% for the six-month period ended 30 June 2015 to 23,5 % for the six-month period ended 30 June 2016 mainly due to a change of country mix of profits.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

No material events have arisen regarding undergoing income tax audits of Group companies during the six-month period ended 30 June 2016.

(15)                          Discontinued operations

The Group does not consider any operations as discontinued for the six-month period ended June 2016 and 2015.

(16)                          Contingencies and Commitments

(a)         Contingencies

Details of legal proceedings in which the Company or Group companies are involved are as follows:

•                  The Group continues carrying out an internal investigation, already started prior to the acquisition of Talecris, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation was focused on sales to certain Central and Eastern European countries, specifically Belarus and Russia, although trading practices in Brazil, China, Georgia, Iran and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and a settlement agreement was reached between the parties. In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices.

Furthermore, an investigation was opened in Italy, in relation with the criminal prosecution in Naples against 5 employees of the Company, including the former General Manager.

From these 5 employees of the Company initially charged, the Naples Tribunal resolved discharging 3 of them, continuing the judicial process only against the remaining 2 employees. Additionally, the Company has finalized the internal investigation opened in Italy as consequence of the indicated judicial proceedings, and in November 2015 a meeting took place with the DOJ to report on the conclusions derived from the investigation.

Although the Naples judicial proceedings is still under legal dispute and DOJ’s final decision, after the meeting held last November, is still pending, the Company as well as its legal advisors consider the likelihood of this issue affecting the financial statements of the Company to be remote.

Additionally to the above and as part of the in-depth review of potential irregular practices that the Group is carrying out in relation to its recent acquisitions, the Company opened internal investigations in Mexico as well as in the Czech Republic to review the commercial practices in such countries. Both investigations have finalized, without having detected any significant practice that could imply a breach of the FCPA.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

The legal advisors recommend limiting disclosure of the aforementioned information in these condensed consolidated interim financial statements, because the matter is currently under legal dispute.

•                  As a result of the acquisition of the transfusional Diagnostic unit, the Group considers that there could have existed inadequate commercial and contractual practices which could originate in potential contingencies.

(b)             Commitments

•                  Restricted Share Unit Retention Plan

For the bonus of 2015 and 2014, the Group established a Restricted Share Unit Retention Plan (RSU Plan), for eligible employees. By these plans, the employee could elect to receive up to 50% of its yearly bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Group will match with an additional 50% of the employee election of RSUs (additional RSUs).

Grifols Class B Shares and Grifols ADS are valued at the date of payment of the bonus, and no cash dividends will be paid in respect of these shares.

These RSUs will have a vesting period of 2 years and 1 day and, subsequently, the RSU’s will be exchanged for Grifols Class B Shares or Grifols ADS (American Depositary Share representing 1 Class B Share).

If an eligible employee leaves the Company or is terminated before the vesting period, he will not be entitled to the additional RSU.

This commitment is treated as equity-settled and the accumulated amount recognized as at 30 June 2016 is Euros 9,132 thousand (Euros 4,532 thousand at December 2015).

(17)     Financial instruments

Fair value

At 30 June 2016 and 31 December 2015 the fair value of Senior Unsecured Notes and senior secured debt is the following:

Financial derivatives have been valued based on observable market data (level 2 of the fair value hierarchy). The valuation technique for level 2 is based on broker quotes. Similar contracts are traded in an active market and the quotes reflect actual transactions in similar instruments.

The fair value of financial assets and remaining financial liabilities does not differ significantly from their carrying amount.

Financial Derivatives

At 30 June 2016 and 31 December 2015 the Group has recognised the following derivatives:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

(a)    Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit or loss.

(b)    Hedging derivative financial instruments

In June 2016 the Group has no open hedging financial derivatives instruments in place.

(18)     Related Parties

Transactions with related parties have been performed as part of the Group’s ordinary course of business and have been performed at arm’s length.

Group transactions with related parties during the six-months ended 30 June 2016 were as follows:

Group transactions with related parties during the six-months ended 30 June 2015 were as follows:

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

Group transactions with related parties during the three-months period ended 30 June 2016 were as follows:

Group transactions with related parties during the three-months period ended 30 June 2015 were as follows:

During the second quarter of 2015, the Group performed transactions at market price with a related party amounting to 12,695 thousand Euros related to operations with treasury stock.

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

for the three- and six-month period ended 30 June 2016

of directors or key management personnel. In addition, as disclosed in note 29(c) of the consolidated financial statements as at and for the year ended 31 December 2015, certain Company directors and key management personnel are entitled to termination benefits.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF GRIFOLS, S.A. AND SUBSIDIARIES

You are encouraged to read the following discussion and analysis of Grifols’ financial condition and results of operations together with their six month period ended June 30 2016 condensed consolidated interim financial statements and related footnotes that have been subject to an AU 722 review by its certified independent accountants. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this document.

Business Overview

Grifols is a leading global specialty biopharmaceutical company that develops, manufactures and distributes a broad range of plasma derivative products and also specializes in providing infusion solutions, nutrition products, blood bags and diagnostic instrumentation and reagents for use in hospitals and clinics. Plasma derivatives are proteins found in human plasma, which once isolated and purified, have therapeutic value. Plasma derivative products are used to treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other severe and often life threatening medical conditions. Grifols’ products and services are used by healthcare providers worldwide to diagnose and treat patients with hemophilia, immune deficiencies, infectious diseases and a range of other medical conditions.

Grifols plasma derivative products are manufactured at its plasma fractionation plant near Barcelona, Spain, which has a capacity of 4.2 million liters per year, and its plant in Los Angeles, California, United States which currently has a capacity of close to 2.3 million liters per year. In addition, Clayton, North Carolina site, acquired in the acquisition of Talecris, is one of the world’s largest integrated protein manufacturing sites including fractionation, purification and aseptic filling and finishing of plasma-derived proteins. The new fractionation facility in Clayton, approved by the FDA at the end of 2014, almost doubles the production capacity to approximately 6 million liters annually. The Spanish and American facilities currently have an aggregate fractionation capacity of 12.5 million liters of plasma per year.

Grifols organizes its business into four divisions: Bioscience, Hospital, Diagnostic and Raw Materials & Others. Subsequent to its acquisitions, Talecris’ operations were incorporated into the existing Bioscience Division and the business of the transfusion diagnostic unit acquired to Novartis was incorporated into the existing Diagnostic Division.

•         Bioscience. The Bioscience division includes activities relating to the manufacture of plasma derivatives for therapeutic use, including the reception, analysis, quarantine, classification, fractionation and purification of plasma, and the sale and distribution of end products. The main plasma products we manufacture are IVIG, Factor VIII, A1PI and albumin. We also manufacture intramuscular (hyperimmune) immunoglobulins, ATIII, Factor IX and plasma thromboplastin component, or PTC. Subsequent to the acquisition in 2011, Talecris’ operations were incorporated into our existing Bioscience division. This diversification of our Bioscience division, coupled with geographical expansion, has enabled us to adapt to the demands of patients and healthcare professionals and add value to our services. The Bioscience division, which accounts for a majority of the Group’s total net sales, accounted for Euros 1,559.3 million, or 79.9%, and Euros 1,457.4 million, or 76.7%, of Grifols’ total net revenues for the six months period ended June 30, 2016 and the six months period ended June 30, 2015, respectively.

•         Diagnostic. The Diagnostic division focuses on researching, developing, manufacturing and marketing in vitro diagnostics products including analytical instruments, reagents and software for use in clinical as well as blood bank laboratories. We concentrate our Diagnostic business in transfusion medicine, that includes blood typing and analysis, and clinical diagnostic. The Diagnostic division’s main customers are blood donation centers, clinical analysis laboratories and hospital immunohematology services. From January 2014 the division includes the diagnostic business acquired to Novartis. The business acquired produces a complete line of products and systems to perform blood donor screening, molecular tests aimed at detecting the pathogenic agents of transfusion related infectious diseases such as HIV, hepatitis B, hepatitis C, and West Nile Virus. The Diagnostic division accounted for Euros 316.8 million, or 16.2%, and Euros 344.0 million, or 18.1%, of Grifols’ total net revenues for the six months period ended June 30, 2016 and the six months period ended June 30, 2015, respectively. For more details on the business acquired see Note 3 of the 2015 consolidated financial statements.

•               Hospital. The Hospital division manufactures and installs products used by and in hospitals, such as parenteral solutions and enteral and parenteral nutritional fluids, which are sold almost exclusively in Spain and Portugal and hospital logistics solutions. It also includes products that we do not manufacture but that we market as supplementary to the products that we do manufacture.  The Hospital division accounted for Euros 46.5 million, or 2.4%, and Euros 49.3 million, or 2.6%, of total net revenues for the six months period ended June 30, 2016 and the six months period ended June 30, 2015, respectively.

•               Raw Materials and Others. It primarily consists of revenues earned from third-party engineering projects performed by our subsidiary, Grifols Engineering, S.A., as well as all income derived from manufacturing agreements with Kedrion, and royalty income from the Bioscience and Diagnostic divisions, including royalties acquired with the Novartis transfusion diagnostic Business. It accounted for Euros 29.0 million, or 1.5%, and Euros 49.9 million, or 2.6%, of Grifols total net revenues for the six months period ended June 30, 2016 and the six months period ended June 30, 2015, respectively.

Presentation of Financial Information

IFRS

Grifols Condensed Consolidated Interim Financial Statements for the six months ended June 30, 2016 and June 30 2015 have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the group for the year ended 31 December 2015 prepared in accordance with IFRS as issued by the International Accounting Standard Board (IFRS IASB).

Factors Affecting Grifols’ Financial Condition and Results of Operations

Price Controls

Certain healthcare products, including plasma derivative products, are subject to price controls in many of the markets where they are sold, including Spain and other countries in the European Union. The existence of price controls over these products has adversely affected, and may continue to adversely affect, our ability to maintain or increase our prices and gross margins.

As a result of the Talecris acquisition in 2011, we have significantly expanded our presence in the United States. The United States is the principal market in the world for plasma derivative products and prices for plasma derivative products are currently not regulated, with the exception of certain government healthcare programs.

Plasma Supply Constraints

Plasma is the key raw material used in the production of plasma-derived products. Our ability to continue to increase our revenue depends substantially on increased access to plasma. We obtain our plasma primarily from the United States through our plasma collection centers and, to a much lesser extent, through agreements with third parties.

A continued increase in demand for plasma products could lead to industry supply constraints. In response, we and certain of our competitors and independent suppliers could open a number of new plasma collection centers.

At the end of 2015 we had 159 operating plasma collection centers located across the United States. We have expanded our plasma collection network through a combination of organic growth and acquisitions and the opening of new plasma collection centers. Our acquisitions of SeraCare (now renamed Biomat USA) in 2002; PlasmaCare, Inc. in 2006 (merged with Biomat USA in 2015); eight plasma collection centers from a subsidiary of Baxter in 2006; four plasma collection centers from Bio-Medics, Inc. in 2007; and one plasma collection center from Amerihealth Plasma LLC in 2008 have given us reliable access to United States source plasma. Our acquisition of Talecris in June 2011 expanded our network by an additional 67 centers, and in 2012, we purchased three plasma collection centers in the United States from Cangene Corporation, a Canadian biopharmaceutical firm.

In 2015, our plasma collection centers obtained approximately 8.2 million liters of plasma (including specialty plasma required for the production of hyperimmunes and plasma acquired from third parties). We believe that our plasma requirements through 2017 will be met through: (i) plasma collected through our plasma collection centers and (ii) approximately one million liters of plasma per year to be purchased from third-party suppliers pursuant to various plasma purchase agreements. In 2015 we have started a 5 year plan to open new centers to support future demand growth.

Critical Accounting Policies under IFRS

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34, requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures of contingent assets and liabilities. A detailed description of our significant accounting policies can be found in note 4 of  the consolidated financial statements of the group for the year ended 31 December 2015

We believe that certain of our accounting policies are critical because they require subjective and complex judgments, often requiring the use of estimates about the effects of matters that are inherently uncertain. We apply estimation methodologies consistently from year to year. Other than changes required due to the issuance of new accounting guidance, there have been no significant changes in our application of critical accounting policies during the periods presented. We periodically review our critical accounting policies and estimates with the Audit Committee of our Board. The following is a summary of accounting policies that we consider critical to our condensed consolidated interim financial statements.

Business combinations

We apply IFRS 3 revised “Business combinations” in transactions made subsequent to January 1, 2010, applying the acquisition method of this standard to business combinations. The acquisition date is the date on which we obtain control of the acquiree.

The consideration paid excludes all amounts that do not form part of the exchange for the acquired business. Acquisition related-costs are accounted for as expenses when incurred. Share capital increase costs are recognized as equity when the increase takes place and borrowing costs are deducted from the related financial liability when it is recognized.

At the acquisition date, we recognize the assets acquired and the liabilities assumed at fair value. Liabilities assumed include any contingent liabilities that represent present obligations arising from past events for which the fair value can be measured reliably. This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognized as goodwill.

When a business combination has been determined provisionally, adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognized at that date. Once this period has elapsed, adjustments are made to initial values only when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that were not recorded because they did not qualify for recognition at the acquisition date are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

Property, plant and equipment

(i)                           Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. We determine the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation Method	Rates
Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	4%-10%
Other property, plant and equipment	Straight line	7%-33%

We review residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(ii)                       Subsequent recognition

Subsequent to the initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalized. Costs of day-to-day servicing are recognized in profit or loss as incurred.

Replacements of property, plant and equipment which qualify for capitalization are recognized as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iii)                   Impairment

We test for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out below in section Intangible Assets “(vi) Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization”.

Intangible assets

(i)                           Goodwill

Goodwill is generated in the course of business combinations and is calculated using the criteria described in the section on business combinations.

Goodwill is not amortized, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash generating units, which we refer to as CGUs, or groups of CGUs that are expected to benefit from the synergies of the business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii)                       Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognized as an expense when incurred.

Costs related with development activities are capitalized when:

•           we have technical studies that demonstrate the feasibility of the production process;

•           we have undertaken a commitment to complete production of the asset to make it available for sale or internal use;

•           the asset will generate sufficient future economic benefits; and

•           we have sufficient technical and financial resources to complete development of the asset and have devised budget control and cost accounting systems that enable monitoring of budgetary costs, modifications and the expenditures actually assigned to different projects.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalized by allocating the costs attributable to the asset to the “self-constructed non-current assets” line in the consolidated statement of profit or loss.

Expenditures on activities that contribute to increasing the value of the different businesses in which we operate are expensed when incurred. Replacements or subsequent costs incurred on intangible assets are generally recognized as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii)                   Other intangible assets

Other intangible assets are carried at cost or at fair value if they arise on business combinations, less accumulated amortization and impairment losses.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at least annually.

(iv)                     Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Progenika includes the fair value of the currently marketed products sold, which are classified in “Other intangible assets” and “Development costs”.

The cost of identifiable intangible assets acquired in the business combination of Novartis includes the fair value of the existing royalty agreements.

(v)                         Useful life and amortization rates

We assess whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with finite useful lives are amortized by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortization Method	Rates
Development expenses	Straight line	20% - 33%
Concessions, patents, licenses, trademarks and similar	Straight line	7% - 20%
Computer Software	Straight line	16% - 33%
Currently marketed products	Straight line	3% - 10%

The depreciable amount is the cost or deemed cost of an asset less its residual value.

(vi)                     Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortization

We evaluate whether there are indications of possible impairment losses on non-financial assets subject to amortization or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

We test goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives that are not available for use for potential impairment at least annually, irrespective of whether there is any indication that the assets may be impaired.

The recoverable amount of the assets is the higher of their fair value less costs of disposal and their value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognized in the consolidated statement of profit and loss.

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized for cash generating units are first allocated, where applicable, to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of (i) its fair value less costs of disposal, (ii) its value in use and (iii) zero.

At the end of each reporting period we assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognized in consolidated statement of profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized.

A reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets. The carrying amount of an asset may not be increased above the lower of its recoverable value and the carrying amount that would have been obtained, net of amortization or depreciation, had no impairment loss been recognized.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting materials into finished goods. The allocation of fixed indirect overheads is based on the higher of normal production capacity or actual production.

The raw material used to produce hemoderivatives is human plasma, which is obtained from our donation centers using the plasmapheresis method. The cost of inventories includes the amount paid to plasma donors, or the amount billed by the seller when plasma is purchased from third parties, as well as the cost of products and devices used in the collection process, rental expenses and storage. This plasma has to be stored before use, which is an essential part of the production process. During the storage period, the plasma undergoes various virological tests and should be kept in quarantine in accordance with FDA and EMA regulations, in order to guarantee that all the plasma is suitable for use in the production process.

To the extent that plasma storage costs are necessary to the production process, they are included as cost of inventories.

Indirect costs such as general management and administration costs are recognized as expenses in the period in which they are incurred.

The cost of raw materials and other supplies and the cost of merchandise are allocated to each inventory unit on a weighted average cost basis.

The transformation cost is allocated to each inventory unit on a first in, first out basis.

We use the same cost model for all inventories of the same nature and with a similar use.

Volume discounts extended by suppliers are recognized as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognized as a reduction in the cost of the inventories acquired.

When the cost of inventories exceeds the net realizable value, materials are written down to net realizable value. Net realizable value is considered as detailed below.

•           Raw materials and other supplies: replacement cost. Nevertheless, raw materials and other supplies are not written down if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•           Merchandise and finished goods: estimated selling price less costs necessary to sell the goods.

•           Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale.

Previously recognized write-down is reversed against profit or loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances. The reversal of the write-down is limited to the lower of the cost and revised net realizable value of the inventories. Write-downs may be reversed with a credit to “Changes in inventories of finished goods and work in progress” and “Supplies”.

Revenue recognition

Revenue from the sale of goods or services is measured at the fair value of the consideration received or receivable. Revenue is presented net of VAT and any other amounts or taxes which are effectively collected on behalf of third parties. Volume or other types of discounts for prompt payment are recognized as a reduction in revenue if considered probable at the time of revenue recognition.

We recognize revenue from the sale of goods when:

•           we have transferred to the buyer the significant risks and rewards of ownerships of the goods;

•           we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•           the amount of revenue and the costs incurred or to be incurred can be measured reliably;

•           it is probable that the economic benefits associated with the transaction will be received by us; and

•           the costs incurred or to be incurred in respect of the transaction can be measured reliably.

We participate in government-managed Medicaid programs in the United States, accounting for Medicaid rebates by recognizing an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid program and any new information regarding changes in the program regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analyzed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts we have signed with some of our customers entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. We recognize these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the United States, we enter into agreements with certain customers to establish contract pricing for our products, which these entities purchase from the authorized wholesaler or distributor (collectively, “wholesalers”) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price we charge to the wholesaler, we provide the wholesaler with a credit referred to as a chargeback. We record the chargeback accrual at the time of the sale.

The allowance for chargebacks is based on our estimate of the wholesaler inventory levels, and the expected sell through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. We periodically monitor the factors that influence the provision for chargebacks and make adjustments when we believe that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

Leases

(i)                          Lessee accounting records

We have rights to use certain assets through lease contracts. Leases in which we assume substantially all the risks and rewards incidental to ownership are classified as finance leases, and all other leases are classified as operating leases.

•           Finance leases: We recognize finance leases as assets and liabilities at the commencement of the lease term, at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognized as expenses in the years in which they are incurred.

•           Operating leases: We recognize lease payments under an operating lease, excluding incentives, as expenses on a straight-line basis unless another systematic basis is representative of the time pattern of the lessee’s benefit.

(ii)                      Sale-leaseback transactions

Any profit on sale leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classified as an operating lease:

•           If the transaction is at fair value, any profit or loss on the sale is recognized immediately in consolidated statement of profit or loss for the year; or

•           If the sale price is below fair value, any profit or loss is recognized immediately in the consolidated statement of profit or loss. However, if the loss is compensated for by future below market lease payments, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

Results of Operations

Six months ended June 30, 2016 compared to six months ended June 30, 2015

Key financial figures — First Half 2016

Grifols increased its net revenues by +2.7% (+2.5% cc(1)) to EUR 1,951.6 million in the first half of 2016. Recurring sales (excluding Raw Materials and Others) grew by +3.9% (+3.7% cc), with revenues of  EUR 1,922.6 million.

Revenues of the Bioscience Division increased by +7.0% (+6.7% cc) to EUR 1,559.3 million, with significant growth, mainly, in volumes of sales of IVIG, alpha-1 antitrypsin and albumin. This reflects the upward trend experienced by the industry, as well as confirming Grifols’ solid leadership position at global level in three of the main plasma-derived proteins. The growth in sales of factor VIII remains stable and the initial reactions to new data indicate increasing consideration of pdFVIII in markets that have previously been more inclined to use recombinant factor VIII.

Revenues of the Diagnostic Division during the first half of the year amounted to EUR 316.8 million, moderating its decline to -7.9% (-7.9% cc). Comparatively, its performance continues to be negatively impacted by the higher revenues reported in the first six months of 2015 due to contracts for systems using NAT technology (Procleix® NAT Solutions) signed in Japan, as well as those deriving from the old contract with Abbott for the production of antigens. The new contract with Abbott signed in July 2015, with a total value of approximately US dollar 700 million, included new conditions and extended the supply of antigens until 2026. The incremental value of the new contract is US dollar 200 million higher than the previous one.

The blood typing business line continues to be the main growth driver of the Diagnostic Division. The positive trend produced by the company’s geographical expansion continues, now strengthened by progressive penetration in the United States.

Revenues of the Hospital Division accounted for 2.4% of the group’s total revenues at EUR 46.5 million, compared with EUR 49.3 million reported in the same period of 2015. These revenues continue to be affected by the slowdown in public tenders relating to the business line of Pharmatech (which includes hospital logistics) in certain Latin American countries and in Contract Manufacturing Services. Growth in the US market remains very positive.

The company is continuing to pave the way to ensure the growth of the Diagnostic and Hospital divisions. To achieve this, it is focusing on strengthening sustained organic growth through the introduction of new products, geographical expansion and greater penetration in markets where it already operates, reinforcing the commercial teams.

From January to June 2016, revenues in ROW (Rest of the World) increased by +6.9% (+11.2% cc) and in the Unites States and Canada rose by +5.9% (+4.4% cc). In Europe, revenues fell by -5.7% (-5.5% cc) to EUR 323.1 million. Spain continues to be a priority marketplace for the company and sales showed positive growth. Exposure in the United Kingdom is not significant, and no particular negative impact is expected as a result of the referendum held on 23 of June on the country’s continuing membership of the European Union.

(1) Constant currency (cc) excludes exchange rate variations

Grifols’ EBITDA remained stable at EUR 553.6 million (-1.3%). The EBITDA margin was 28.4% of revenues. In the first half of 2016, the EBIT reached EUR 452.7 million (-3.8%), representing 23.2% of revenues.

As expected, margins continued to be affected by the decrease of revenues from royalties relating to the transfusion diagnostics unit, received in 2015, which declined significantly in 2016; by the simultaneous operation of the two fractionation plants in Clayton (North Carolina, United States) while all production is transferred to the new plant and by the higher depreciation charges due to the progressive utilization of that plant. In addition, the higher plasma costs linked to the opening of new donor centres and the trend towards greater incentives to reward donors for their time impacted as well.

Margins were also impacted by the strengthening of the marketing and sales teams in order to promote the diagnosis of diseases treated with plasma-derived proteins and the growth of the Hospital and Diagnostic divisions, particularly in the United States.

The improvement in the financial result was caused mainly by the reduced impact of exchange rate variations.

Grifols’ net profit amounted to EUR 264.4 million, which represents 13.5% of the group’s net revenues and an increase of +1.1%. This result reflects the positive effect of certain financial investments of the company; net profit continues to be impacted by increased depreciation expenses and a higher effective tax rate compared with the first half of 2015. At the end of June 2016 the effective tax rate was 23.5%.

At the end of the first half of 2016, Grifols’ net financial debt was EUR 3,920.9 million, including EUR 807.0 million in cash after discounting the payment of EUR 93.2 million made in June for 2015 final ordinary dividend, as well as the investments made in Interstate Blood Bank Inc. and Singulex Inc., among others. Grifols’ net debt/EBITDA ratio was 3.39x, slightly higher than the 3.19x reported in December 2015. Without considering the effects of exchange rate variations, it was 3.45x.

At 30 June 2016, undrawn credit lines exceed EUR 400 million. The group’s liquidity position is over EUR 1,200 million.

Grifols’ cash generation remained at high levels, making it possible to fully fund the planned growth and investment plans. Operating cash flow before the payment of financial interests amounted to EUR 253.2 million in the first half of 2016 remains at high levels, taking into account the greater inventory levels associated with the opening of new plasma centres and the higher volume of sales.

As of June 2016, total consolidated assets amounted to EUR 9,539.7 million, compared with EUR 9,601.7 million at December 2015. This fall is attributable to the negative effect, partially offset, of the appreciation of the Euro against the US dollar; the financial investments made; the higher inventory levels associated with the acceleration of the opening of new plasma donor centres, and a higher volume of revenues.

Key financial figures for the six months ended 30 June 2016

Adjusted group profit reconciliation for the six months ended 30 June 2016

Revenue performance by division

•               Bioscience division: 79.9% of revenue

The Bioscience Division represents Grifols’ main line of growth. In the second quarter of 2016, the significant increases in the sales volume of the main plasma proteins continued. Revenues in the first half of the year rose by +7.0% (+6.7% cc) to EUR 1,559.3 million.

Sales of IVIG during the period were one of the division’s drivers, and demand for this plasma protein remains strong, supported by growth in the United States and Canada.  IVIG use continues to grow in the field of neurology, including the treatment of neuropathies such as chronic inflammatory demyelinating polyneuropathy (CIDP), neuromuscular diseases such as myasthenia gravis and various myopathies, particularly in countries with higher per capita consumption.

Grifols also continues to promote the use of IVIG in the treatment of primary immunodeficiencies. Primary immunodeficiencies treatments are a significant source of growth in countries whose health coverage is beginning to expand, such as certain countries of Latin America and the Asia-Pacific region.

Sales of albumin continued to grow, supported by China and the United States, where demand remains very robust.

Grifols is a leader in the production and sale of alpha-1 antitrypsin, and continues to promote the diagnosis of deficiency in this protein (DAAT) in the United States, Europe and - in a beginning stage - Latin America. Grifols is also strengthening the implementation of various disease management programmes for patients with this genetic disorder, whose symptomology is similar to the chronic obstructive pulmonary disease (COPD).

The results of a recent study conducted in United States with DAAT patients treated with alpha-1 antitrypsin has concluded that patients enrolled in the Grifols Prolastin Direct® program had lower average annual healthcare utilization. This analysis, which substantiates Grifols initiatives, was recently awarded a gold medal by the Academy of Managed Care Pharmacy suggesting that incorporation of comprehensive disease management programs may result in reduced healthcare utilization and lower healthcare costs for AATD patients treated with this plasma-derived protein.

The increase in sales of factor VIII remained stable. The growth seen in the Unites States for the treatment of patients who have developed inhibitors continues to make an important contribution to the revenues generated by this protein. In this regard, the evidence reported by the SIPPET study (Survey of Inhibitors in Plasma Products Exposed Toddlers), recently published in The New England Journal of Medicine(1) , showing that treatment with recombinant factor VIII (rFVIII) is associated with an 87% greater incidence of inhibitors than treatment using plasma-derived factor VIII with Willebrand factor (pdFVIII/VWF) in previously untreated patients (PUPs) with severe hemophilia A, has resulted in the US Medical and Scientific Advisory Council (MASAC)(2)  including plasma-derived factor VIII with von Willebrand factor (pdFVIII/VWF) as an option of first treatment in previously untreated children with severe hemophilia A. In addition, the European Medicines Agency (EMA)(3) has announced  that it will begin a review of the different FVIII concentrates in order to assess the risk of developing inhibitors in patients who begin treatment for hemophilia A.

The results of this study might continue to influence the choice of products for the treatment of patients with severe hemophilia A, as sustained by the principal investigators of the SIPPET study, Flora Peyvandi and Pier Mannuccio Mannucci, of the Angelo Bianchi Bonomi Hemophilia and Thrombosis Centre in Milan (Italy).

Grifols has recently expanded promotion of other specialty proteins developed by the company in order to have a differentiated product portfolio and optimise raw material costs and production capacity. Notable examples include specific hyperimmune immunoglobulins for the treatment of infections such as rabies and tetanus.

Currently, the US Centres for Disease Control and Prevention (CDC) includes in its protocol the combination of human rabies immunoglobulin and rabies vaccine. Grifols has a specialist commercial team in the United States for promoting specific hyperimmune immunoglobulins for the treatment of the above-mentioned infections, and has just signed an agreement with the CDC for the purchase of tetanus and diphtheria vaccine. This is a complementary therapy for non-immediate but long-term immunisation against these diseases, and will be distributed through the Vaccines for Children programme (VFC).(2)

•               Diagnostic division: 16.2% of revenue

Revenues of the Diagnostic Division amounted to EUR 316.8 million, slowing their decline, relative to the first quarter of the year, to -7.9% (-7.9% cc). Comparatively, sales continue to be impacted by the agreement signed with Abbott to produce antigens for the manufacture of diagnostic immunoassays. This entered into force in the second half of 2015, with the old one remaining in force during the first part of the year. The new contract, for a total amount of approximately US dollar 700 million and with an incremental value of more than US dollar 200 million, includes new conditions that extend the supply of antigens until 2026, ensuring higher levels of recurring revenues for this business line.

Revenues from systems using NAT technology (Procleix® NAT Solutions) for virological screening of blood and plasma donations saw moderate growth, despite the competitive landscape and the lower number of blood transfusions performed in certain developed countries.

As a leader in this market segment, the company is prepared to consider requests from new countries that include these screenings for blood and plasma donations as they develop their health systems. Grifols is also continuing to work in collaboration with Hologic on the development of new tests and assays for emerging viruses.

In this regard, in the second quarter the FDA gave its authorisation, under an investigation protocol (IND), for US blood banks to apply the new test developed by Grifols and Hologic for detecting the Zika virus in transmission risk areas.

The company continues to pursue the geographical expansion of its products and services as a growth strategy. In this regard, the Malaysian national blood bank has shown again its trust in Grifols’ NAT technology for screening its expected 450,000 blood donations per year. The award of this concession for the fifth consecutive year allows the company to maintain its leadership and more than 75% market share in the region.

The blood typing business line continues to be the division’s main growth driver. Sales of blood-typing instruments (Wadiana® and Erytra®) and reagents (DG-Gel® cards) remained strong and continued to drive the division’s penetration of the United States. This market has great potential for Grifols.

Also worthy of note is the launch of the new haemostasis line in Chile, which includes the Q© Smart and Q® Next analysers, liquid reagents for routine tests, and the new liquid human thromboplastin reagent. This represents a further step in offering an appropriate combination of analysers and reagents to enable the company to grow in new markets.

•               Hospital division: 2.4% of revenue

Revenues of the Hospital Division amounted to EUR 46.5 million, representing a fall of -5.7% (-3.5% cc). Sales remain affected by the slowdown in public tenders relating to Pharmatech (which includes hospital logistics) and certain Latin American countries and by the Contract Manufacturing business line.

The appointment of the new commercial president of the division and the greater internationalisation that is being pursued will contribute to a strengthening of revenues in the coming years.

The Unites States is one of the key countries for the expansion of the Hospital Division. In the first half of the year, efforts were focused on launching the Kiro Oncology system, which automates the compounding of intravenous medications in chemotherapy, in this market. Two US hospitals, the Ann & Robert H. Lurie Children’s Hospital in Chicago (a benchmark children’s hospital) and the Smilow Cancer Hospital in Yale-

(2) http://www.nejm.org/doi/full/10.1056/NEJMoa1516437

(3)https://www.hemophilia.org/Researchers-Healthcare-Providers/Medical-and-Scientific-Advisory-Council-MASAC/MASAC-Recommendations/MASAC-Recommendation-On-SIPPET-Survey-of-Inhibitors-in-Plasma-Product-Exposed-Toddlers

(4)http://www.ema.europa.eu/ema/index.jsp?curl=pages/medicines/human/referrals/Factor_VIII/human_referral_prac_000060.jsp&mid=WC0b01ac05805c516f

New Haven (one of only 45 centres awarded as a National Cancer Institute), have adopted this system with training and support from the Grifols’ team.

•               Raw Materials & Others division: 1.5% of revenue

Grifols’ non-recurring revenues in the Raw Materials and Others Division amounted to EUR 29.0 million, representing 1.5% of total revenues. These include, among others, third-party engineering projects performed by Grifols Engineering, income deriving from manufacturing agreements with Kedrion, and revenues from royalties. As expected, the lower revenues for this division are mainly directly related to the reduction in royalties earned by the transfusion diagnostics unit.

Revenue performance by division for the six months ended June 30 2016

Revenue performance by region for the three months ended June 30 2016

Second quarter of 2016

In the second quarter of 2016, Grifols’ revenues amounted to EUR 992.7 million, representing growth of +0.1% (+3.4% cc). Movements in exchange rates, particularly the US dollar, had an impact on the reported figures.

The Bioscience Division was the main driver of growth, with revenues rising by +3.6% (+7.0% cc) to EUR 804.4 million. Increased sales of IVIG in the Unites States, buoyant sales of alpha-1 antitrypsin in North America and Europe, and albumin sales in China and the Unites States are all worth noting.

Meanwhile, the revenues of the Diagnostic Division moderated its decline at constant exchange rates, relative to the first quarter of 2016, with sales amounting to EUR 155.8 million (-9.1% and -5.8% cc).

On a quarter-on-quarter, sales in the Unites States and Canada grew by +3.0% (+5.9% cc) to EUR 650.9 million, while sales generated in ROW (Rest of the World) were stable at EUR 169.6 million, although these were up by +7.4% without taking account of exchange rate effects.

Revenue performance by division in the third quarter

Sales performance by region in the third quarter:

Investment Activities: R&D, CAPEX and acquisitions

•               Over EUR 100 million in Research and Development in the first half of the year

In the first half of 2016, the net investment in R&D amounted to EUR 106.0 million, representing 5.4% of revenues. Net investment mainly includes EUR 97.3 million in R&D expenditure, as well as investments made via investee companies.

Within its organisational structure, Grifols has created an Innovation Unit to support and manage all internal and external investments designed to promote the group’s innovation process. Its functions involve, among others, boosting and coordinating different areas for the purpose of evaluating and accelerating the development and commercialisation of innovation therapies, products and services, enabling the company to operate more efficiently and generate more value. It also seeks to identify and materialise collaborations with the various players in the academic innovation system and world-class researchers.

•               Capital Expenditure (CAPEX): EUR 1,200 million by 2020

In the first half of the year, Grifols invested EUR 112.5 million to continue expanding and improving its manufacturing facilities. The investments under way and those in investee companies are progressing as anticipated.

The company has announced a new capital expenditure plan (CAPEX) amounting to
EUR 1,200 million for the period 2016-2020, which will ensure sustained growth for the company in the long term. The breakdown of the investment includes:

•      Approximately 25% of investments to increase plasma supplies, including the opening of new donation centres in the United States, as well as the expansion, renovation and relocation of existing ones. The goal is to have around 225 centres by 2021. The company currently has over 160 operating centres boasting the latest technology to increase the efficiency of the donation process.

•      Approximately 45% of the resources are to be used in the new manufacturing facilities of the Bioscience Division, including the construction of four plants: a plasma fractionation plant and immunoglobulin purification plant in Clayton; an albumin purification plant in Dublin (Ireland); and an alpha1-antitrypsin plant in Parets del Vallès (Barcelona, Spain). These investments will enable Grifols to increase its production capacity to continue meeting the growing demand for plasma products in a sustainable way through to 2028-2030.

•      Approximately 12% of the investments for the manufacturing facilities of the Diagnostic Division, including the new antigens’ manufacturing plant for diagnostic immunoassays in Emeryville (California, United States), consolidating the production process; the new plant for collection and preservation blood bags in Curitiba (Brazil); and the new plant in Parets del Vallès for the manufacture of gel technology instruments and reagents.

•      The investments designed to improve and expand the manufacturing facilities of the Hospital Division will account for 3% of the total, whereas Grifols will be using 15% of planned capital expenditure to expand and improve its commercial and corporate facilities.

•         Acquisitions: two minority stakes with potential for Grifols

Acquisition of 49% of Interstate Blood Bank Inc. (IBBI)

In the second quarter of 2016, Grifols completed the acquisition of 49% of the share capital of Interstate Blood Bank Inc. for US dollar 100 million. IBBI is one of the main private and independent plasma suppliers in the United States. The agreement includes an option to acquire the remaining 51% of the share capital for an additional US dollar 100 million. The price of the purchase option was US dollar 10 million and to be exercised in 2019.

Currently, IBBI has 23 plasma donation centres, 8 blood donation centres and 1 laboratory in the United States.

Acquisition of 20% of Singulex Inc.

Grifols has acquired 20% of the private diagnostic company Singulex Inc., based in Alameda (California, United States), via the subscription of a share capital increase in the amount of US dollar 50 million. Grifols will hold one position in the Board of Directors of Singulex.

The agreement also includes the exclusive worldwide licencing of its SMC™ (Simple Molecular Counting) technology, covering the manufacture and sale of immunoassays, instrumentation, software and other products. This innovative ultra-sensitive technology, with many applications in clinical diagnosis and research, enables the identification of biomarkers of diseases which were previously undetectable, by identifying several proteins used as clinical markers with a high rate of reliability and accuracy.

Corporate Milestones during the period

•         Ordinary General Meeting of Shareholders

Close to 82% of the share capital of the company with voting rights was represented at the Ordinary General Meeting held in May. Majority endorsement was granted by shareholders to the performance of the management team and the business plan implemented by the group, also approving the payment of a dividend of EUR 0.13 gross per share against the 2015 profits.

This final ordinary dividend paid out in the month of June along with the interim dividend in December 2015 of EUR 0.175 gross per share (EUR 0.35 gross per share pre-split) means allocating a total amount of EUR 212.9 million to dividends for 2015 and the maintenance of the company’s pay-out at 40% of the group’s consolidated net profit.

The shareholders also approved the annual accounts, the remuneration of directors and the renewal, for a period of five years, of the delegation of powers to the Board of Directors for a possible capital increase of up to 50%. In addition, the re-election of Luis Isasi Fernández de Bobadilla, Steven F. Mayer and Thomas Glanzmann as directors and the appointment of Víctor Grífols Deu as a member of the Board of Directors were also ratified. As a result thereof, the number of directors has grown to 13 compared to 12 members the year before.

•         Annual meeting with investors and analysts

At the beginning of June, Grifols held its annual meeting with analysts and investors for two days in Dublin which was attended by more than 60 financial experts from several countries. Grifols executives provided an overview of the various company divisions, investment plans, some of the research projects as well as a more in-depth analysis of the financial situation of Grifols. Attendees also visited the new facilities of the group in Ireland.

•         Grifols 2006-2016: 10 years as a listed company

On 17 May 2006, Grifols started trading in the stock exchange at a price of EUR 4.40 per share and closed its first trading day with a 15.7% rise in value to EUR 5.09 per share.

In its 10 years as a listed company, it has grown substantially, having increased its revenues 7.5 times, its profit 20.5 times and its capitalisation 11.9 times.

Firm Commitment to Human Resources

•         The number of employees of Grifols in Spain increases by +4.9%

Globally, the number of employees at 30 June 2016 is stable at around 14,600 workers. The workforce of Grifols in Spain has increased by +4.9% in the first half of 2016 to a total of 3,415 employees. The number of employees in ROW (Rest of the World) increased by +3.6% and dropped by -3.4% in North America. 76% of Grifols employees work outside of Spain.

The average seniority of Grifols employees is 6.5 years and 56% are under the age of 40. By gender, it is a well-balanced workforce (46% men and 54% women) which confirms, again this year, the equal opportunities for men and women.

The main lines of action in human resources focus on securing jobs and encouraging the professional and personal development of employees. Continuous training is one of the main tools used to promote this initiative. Specifically, one of the aspects which has been particularly emphasised during the first six months of the year has been the health and safety of employees, via the implementation of continuous improvement processes, monitoring the technical and organisational planning in terms of prevention and the application of controls and internal and external audits.

Among the projects begun in 2016, the most relevant are the definition of objectives in matters of health and safety in the workplace and the start of an internal audit process following the OSHAS 18001 standard in Spain. Of note is the standardisation effort made in this regard in the facilities in Ireland.

In terms of training and development, the main strategic priorities focus on: reinforcing the Grifols culture by deploying the leadership competencies which develop company values; ensuring the training required to maintain the high standards of quality, safety and technical excellence; providing support to the organic growth of the group, particularly in the commercial areas; focusing on the coordination and integration of policies and human resources management practices at a global level.

Environmental Management

•         Progress in the 2014-2016 Environmental Programme

Grifols has continued to develop its 2014-2016 Environmental Programme, which sets out the steps to be followed to reduce the consumption of electricity, gas, water and the volume of greenhouse gas emissions, as well as to increase waste recycling.

Up to June 2016, a number of initiatives within the environmental programme have been carried out, among them:

•      In the fractionation plant in Los Angeles (California, United States) the plan to reduce the consumption of water resources has continued. The achievement of the five objectives of the programme has translated into savings of 13,500 m3 of water per year.

•      The implementation of energy efficiency measures in the new alpha-1 antitrypsin plant in Parets del Vallés will lead to annual savings of

1.3 million kWh of electricity and of 1.1 million kWh of natural gas. Among the solutions implemented in this plant are the installation of frequency converters in engines and pumps, a Clean-In-Place (CIP) system in automatic reactors and the installation of a cooler with a heat recovery system.

•      The installation of a new reverse osmosis system in the fractionation plant of Parets del Vallès, which recovers 50% of waste water enabling annual savings 50,000 m3 of water.

The Clayton plasma fractionation plant has obtained the environmental management system certification according to the ISO 14001 standard, completing its standardisation process to the plants in Spain. Moreover, the raw material warehouse located in this industrial estate has earned the LEED (Leadership in Energy and Environmental Design) certification. This new building, compared to other standard buildings, has reduced its electricity consumption by 30% and its water consumption by 35%. Additionally, recycled and local materials were used in its construction and the interior has been fitted with materials which reduce the concentration of volatile organic compounds (VOC).

The process of implementation of corporate procedures in environmental matters is under way at the Emeryville plant.

In June, the Carbon Disclosure Project (CDP) 2015 questionnaire, which assesses the strategy of the organisation and its performance in matters of climate change, was presented. The information provided includes the result of the carbon footprint calculated for company activities (scopes 1 and 2) in 2015. In absolute terms, the carbon footprint amounted to 198,586 tons of CO2 equivalents, which means an increase of +3.2% over the previous year, although in terms of business revenue the emissions’ volume has dropped by -8.5% compared to 2014.

The environmental report for 2015 is available in www.grifols.com

Liquidity and Capital Resources

Uses and sources of funds

Our principal liquidity and capital requirements consist of the following:

•           costs and expenses relating to the operation of our business, including working capital for inventory purchases and accounts receivable;

•           capital expenditures for existing and new operations; and

•           debt service requirements relating to our existing and future debt.

Historically, we have financed our liquidity and capital requirements through internally generated cash flows mainly attributable to revenues; debt financings; and capital injections. As of June 30, 2016, our cash and cash equivalents totaled Euros 807.0 million and we have approximately Euros 400 million undrawn and available as of the date of this report including the US Dollars 300 committed revolving facility under our senior debt agreements. We expect our cash flows from operations combined with our cash balances and availability under our Committed Revolving Credit Facility, and other bank debt to provide sufficient liquidity to fund our current obligations, projected working capital requirements, and capital expenditures for at least the next twelve months. Currently, we do not generate significant cash in any country that might have restrictions for funds repatriation, and we estimate that the existing cash located in Ireland, the U.S. and Spain, along with the cash generated from operations, will be sufficient to meet future cash needs in key countries.

Cash flow

During the six months period ended June 30 2016 the Group used net cash flow of Euros 315.4 million. The variation in net cash flow reflects:

•           Net cash from operating activities of Euros 166.9 million. The Euros 548.8 million of cash flow generated by Grifols´ operations was partially offset by Euros 231.6 million of cash used for working capital requirements and Euros 150.3 million of cash used for interest payment and tax collections.

•           Net cash used in investing activities of Euros 320.2 million. The variation in this result reflects the acquisition of 49% of IBBI for US Dollars 100 million, the 20% stake acquired in Singulex Inc. for US Dollar 50 million, the acquisition of a further 32.93% stake in Progenika for US Dollars 23.5 million, increasing the holding to 89.9%. It also includes Aradigm’s bond issue subscribed for US Dollars 19.9 million as well as investments in the Grifols’ production facilities

•           Net cash used in financing activities of Euros 162.0 million. This result includes mainly debt repayments, dividend payment and other financing activities.

See the cash flow statement included as part of the Condensed Consolidated Interim Financial Statements for a more detailed breakdown of movements.

Indebtedness

On 17 March 2014 the Group concluded the debt refinancing process. The total debt refinanced amounted to US Dollars 5,500 million (Euros 4,075 million) and represents Grifols’ entire debt, including the US Dollars 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a US Dollars 4,500 million non-current loan with institutional investors and banks segmented in two tranches (Term Loan A and Term Loan B), and a US Dollars 1,000 million bond issuance (Senior Unsecured Notes).

•               Senior unsecured notes

On 5 March 2014, Grifols Worldwide Operations Limited, a 100% subsidiary of Grifols, S.A., issued US Dollars 1,000 million of Senior Unsecured Notes (the “Notes”) that will mature in 2022 and bears an annual interest at a rate of 5.25%. These notes replaced the Senior Unsecured Notes issued in 2011 amounting to US Dollars 1,100 million, with a maturity in 2018 and at interest rate of 8.25%. On 29 May 2014 the Notes were admitted to listing on the Irish Stock Exchange.

Unamortised financing costs from the senior unsecured debt amount to Euros 123 million at June 30 2016 (Euros 137 million at 31 December 2015).

•               Senior Secured Debt

On 17 March 2014 the Group refinanced its Senior Secured Debt. The new senior debt consists of a Term Loan A (“TLA”), which amounts to US Dollars 700 million with a 2.50% margin over US Libor and maturity in 2020, a Term Loan B (“TLB”) that amounts to US Dollars 3,250 million and Euros 400 million with a 3.00% margin over Libor and Euribor, respectively, and maturity in 2021 and up to US Dollars 300 million committed revolving facility undrawn as at the date of this report. Furthermore, the embedded floor included in the former senior debt, was terminated.

Unamortised financing costs from the senior secured debt amount to Euros 167 million at June 30 2016 (Euros 190 million at 31 December 2015).

“Cautionary Statement Regarding Forward-Looking Statements”

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  July 28, 2016